Exhibit 99.2

Codere Online Nasdaq: CDRO / CDROW Second Quarter 2022 Earnings September 1, 2022

Disclaimer This presentation (this “Presentation”), its contents and any information provided during the meeting to present this document are for discussion purposes only, and must not be relied upon for any purpose . This Presentation is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where such distribution would be unlawful . Certain terms used throughout this Presentation are defined in the Defined Terms section included at the end of this Presentation . Forward - Looking Statements Certain statements in this Presentation may constitute “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S . A . and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future . In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements in this Presentation may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue ; any prospective and illustrative financial information ; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans . These forward - looking statements are based on information available as of the date of this Presentation and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties . Accordingly, forward - looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward - looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward - looking statements . There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . Some factors that could cause actual results to differ include ( i ) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by the COVID - 19 pandemic, regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third - party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, and (xii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors . Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U . S . Securities and Exchange Commission (the “SEC”) . All subsequent written and oral forward - looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above . No Offer or Solicitation This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .

Disclaimer (cont.) Financial Information and Non - GAAP Financial Measures Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which can differ in certain significant respects from generally accepted accounting principles in the United States of America (“U . S . GAAP”) . This Presentation includes certain financial measures not presented in accordance with U . S . GAAP or IFRS (“non - GAAP”), such as, without limitation, net gaming revenue, Adj . EBITDA or EBITDA . These non - GAAP financial measures are not measures of financial performance in accordance with U . S . GAAP or IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results . Therefore, these measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under U . S . GAAP or IFRS . You should be aware that Codere Online’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . In addition, the audit of Codere Online’s financial statements in accordance with PCAOB standards, may impact how Codere Online currently calculates its non - GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material . Codere Online believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Codere Online’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . Reconciliations of non - GAAP financial measures to their most directly comparable measure under IFRS are included herein . This Presentation includes certain projections of non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Codere Online is unable to quantify certain amounts that would be required to be included in the most directly comparable U . S . GAAP or IFRS financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable U . S . GAAP or IFRS measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . Use of Projections This Presentation contains financial forecasts with respect to Codere Online’s business and projected financial results, including net gaming revenue . Codere Online’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation . These projections should not be relied upon as being necessarily indicative of future results . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See “Forward - Looking Statements” above . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Codere Online or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . For further information on the limitations and assumptions underlying these projections, please refer to Codere Online’s filings with the SEC . Preliminary Information This Presentation contains figures, financial metrics, statistics and other information that is preliminary and subject to change (the “Preliminary Information”) . The Preliminary Information has not been audited, reviewed, or compiled by any independent registered public accounting firm . This Preliminary Information is subject to ongoing review including, where applicable, by Codere Online's independent auditors . Accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect to the Preliminary Information . During the course of finalizing such Preliminary Information, adjustments to such Preliminary Information presented herein may be identified, which may be material . Codere Online undertakes no obligation to update or revise the Preliminary Information set forth in this Presentation as a result of new information, future events or otherwise, except as otherwise required by law . The Preliminary Information may differ from actual results . Therefore, you should not place undue reliance upon this Preliminary Information . The Preliminary Information is not a comprehensive statement of financial results, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS . In addition, the Preliminary Information is not necessarily indicative of the results to be achieved in any future period . Industry and Market Data In this Presentation, Codere Online relies on and refers to certain information and statistics obtained from publicly available information and third - party sources, which it believes to be reliable . Codere Online has not independently verified the accuracy or completeness of any such publicly - available and third - party information, does not make any representation as to the accuracy or completeness of such data and does not undertake any obligation to update such data after the date of this Presentation . You are cautioned not to give undue weight to such industry and market data .

Moshe Edree CEO Today’s Presenters Oscar Iglesias CFO

Corporate presentation Table of Contents 5 1. Corporate Overview Page 6 2. Financial Results (Unaudited) Page 9 3. Appendix Page 19

Corporate Overview

1. Codere Online At a Glance

Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. It is Nasdaq listed under symbol CDRO, and majority-owned by Codere Group.

2014	Codere Online launched operations in Spain	30+ years	Codere Group retail track record in Latin American and European markets
2018	Experienced and proven Israel-based digital management team hired to lead Codere Online's expansion	3 mm+	Codere Group registered retail player database (Core Markets)
6 Core Markets	Currently operating in Spain, Italy, Mexico, Colombia, Panama and City of Buenos Aires	€2.1 bn	Combined TAM of Codere Online Core Markets (Latam)[2]
34% growth	2021 – 2024E Net Gaming Revenue[1] CAGR (Core Markets)	€2.4 bn	Combined TAM of Codere Online Expansion Markets (Latam)[3]

The Latin American online sports betting and casino market remains in its early innings and is expected to represent the next wave of strategic focus for the global gaming industry.

Codere Online is uniquely positioned to become the leading player throughout the region.

1. See page 26 for the definition of Net Gaming Revenue, which is a non-GAAP measure and page 25 for a reconciliation of this and other measures to their most comparable GAAP measures.
2. Includes Mexico, Colombia, Panama and Argentina. Source: 2027 estimates per H2GC 2026 projections as of April 2022, except Argentina which reflects Codere Online estimates.
3. Includes Brazil, Chile, Peru, Puerto Rico, Uruguay and Rest of Latam. Source: Codere Online estimates.

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Corporate Overview

1. Q2 2022 Highlights

Strong operating results continue into the second quarter and on track to deliver our full year outlook

Revenue Growth	• Consolidated Net Gaming Revenue of €29.2 mm in Q2 2022, **+41%** vs. Q2 2021[1] and **+15%** vs. Q1 2022 • 49% of NGR generated in Sports Betting and 51% in Casino
Portfolio KPIs[2]	• ~105k Avg. Monthly Actives[3] **(+29%)** vs. Q2 2021 mainly driven by Mexico **(+45%)** • Avg. Monthly Spend per Active of **€93 (+10%)** vs. Q2 2021
Cohort KPIs[2]	• ~269k new customer registrations with 85k First Time Deposits **(+47%)** vs. Q2 2021 • 32% Conversion Rate and Cost per Acquisition of **€148**
New Markets	• We have recently applied for a license in the Province of Córdoba (Argentina's second most populated province after Buenos Aires) and expect a decision to be taken by the government in September with licenses being awarded before year-end
Sponsorships	• Announced that Codere Online is now a Main Sponsor of River Plate in Argentina, with the Codere logo now being placed on the front of the shirt • Signed sponsorship agreements with three Mexican baseball teams

1. Figure excludes revenues from our .com business (Greenplay), which was sold on December 31, 2021.
2. See page 26 for the definition of all operating metrics.
3. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from prior period reports which only included real money sports betting actives.

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Corporate presentation Table of Contents 8 1. Corporate Overview Page 6 2. Financial Results (Unaudited) Page 9 3. Appendix Page 19

Financial Results (Unaudited)

2. Consolidated Net Gaming Revenue and Adj. EBITDA(1)

41% NGR increase in Q2 2022, mainly driven by strong performance in Mexico and Spain despite regulatory restrictions

Net Gaming Revenue

Figures in EUR mm	Quarter				YTD				LTM			
	Q2-21	Q2-22	Var.	%	Q2-21	Q2-22	Var.	%	Q2-21	Q2-22	Var.	%
Spain	12.6	14.1	1.5	11.8%	25.6	27.3	1.6	6.4%	52.4	51.4	-1.0	-1.9%
Mexico	6.4	11.9	5.5	85.3%	12.8	21.9	9.1	70.5%	25.5	36.9	11.4	44.8%
Colombia	1.4	2.2	0.8	56.0%	2.2	3.6	1.4	65.2%	3.8	6.0	2.2	58.5%
Other(2)	0.3	1.0	0.8	n.m.	0.5	1.8	1.3	n.m.	0.6	2.4	1.7	n.m.
Total	**20.7**	**29.2**	**8.5**	**41.0%**	**41.2**	**54.6**	**13.5**	**32.7%**	**82.3**	**96.7**	**14.4**	**17.4%**

Adj. EBITDA

Figures in EUR mm	Quarter				YTD				LTM			
	Q2-21	Q2-22	Var.	%	Q2-21	Q2-22	Var.	%	Q2-21	Q2-22	Var.	%
Spain	0.5	3.6	3.2	n.m.	0.7	6.2	5.5	n.m.	5.9	12.1	6.2	n.m.
Mexico	-2.2	-4.1	-1.9	-85.3%	-4.0	-11.8	-7.8	n.m.	-6.4	-19.2	-12.8	n.m.
Colombia	-0.8	-1.8	-1.0	n.m.	-1.6	-3.5	-1.9	n.m.	-2.3	-5.7	-3.5	n.m.
Other(2)	0.0	-1.9	-1.9	n.m.	0.0	-3.1	-3.1	n.m.	0.0	-4.7	-4.7	n.m.
B2C EBITDA	**-2.6**	**-4.2**	**-1.6**	**-63.4%**	**-4.9**	**-12.3**	**-7.4**	**n.m.**	**-2.8**	**-17.6**	**-14.7**	**n.m.**
Undistributed B2B / HQ Opex(3)	-3.3	-5.7	-2.4	-74.6%	-6.6	-10.8	-4.2	-64.0%	-11.7	-17.9	-6.1	-52.5%
Adj. EBITDA(4)	**-5.8**	**-9.9**	**-4.1**	**-69.7%**	**-11.5**	**-23.1**	**-11.6**	**n.m.**	**-14.5**	**-35.4**	**-20.9**	**n.m.**

1. Net Gaming Revenue, EBITDA and Adj. EBITDA figures across all periods exclude .com business (Greenplay), which was sold on December 31, 2021; Net Gaming Revenue, EBITDA and Adj. EBITDA are non-GAAP measures -- see page 25 for a reconciliation of these and other non-GAAP measures to their most directly comparable GAAP measure.
2. Includes Panama, City of Buenos Aires (Argentina) and Italy.
3. Reflects personnel, headquarter and other expenses that have not been allocated to the individual B2C business units.
4. Q2-2022 figures exclude the €0.7 mm cash impact from the cyber-related fraud incident and the €1.0 mm non-cash provision related to the long term incentive plan for employees. Q2-22 LTM figures also exclude €45.4 mm of non-recurring expenses incurred in Q4-2021 (€35.8 mm impact from IFRS 2 and €9.6 mm of business combination transaction expenses).

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Financial Results (Unaudited)

2. Consolidated Income Statement[1]

Increase in EBITDA loss primarily driven by investment in marketing, in furtherance of continued significant future growth.

Consolidated Income Statement

Figures in EUR mm	Quarter				YTD				LTM			
	Q2-21	Q2-22	Var.	%	Q2-21	Q2-22	Var.	%	Q2-21	Q2-22	Var.	%
Net Gaming Revenue	**20.7**	**29.2**	**8.5**	**41.0%**	**41.2**	**54.6**	**13.5**	**32.7%**	**82.3**	**96.7**	**14.4**	**17.4%**
Marketing[2]	-14.2	-19.3	-5.2	-36.4%	-27.6	-41.4	-13.8	-49.9%	-49.4	-68.2	-18.8	-38.1%
Platform & Content[3]	-6.6	-9.2	-2.6	-39.6%	-13.2	-17.8	-4.7	-35.4%	-24.4	-32.5	-8.0	-32.9%
Gaming Taxes	-3.2	-4.8	-1.6	-51.1%	-6.5	-8.8	-2.3	-35.9%	-12.8	-15.4	-2.6	-20.2%
Personnel	-1.9	-2.9	-1.0	-52.3%	-3.8	-5.5	-1.8	-46.8%	-7.1	-9.9	-2.8	-39.5%
Other	-0.7	-2.8	-2.2	n.m.	-1.6	-4.2	-2.6	n.m.	-3.1	-6.2	-3.0	-96.2%
Adj. EBITDA[4]	**-5.8**	**-9.9**	**-4.1**	**-69.7%**	**-11.5**	**-23.1**	**-11.6**	**n.m.**	**-14.5**	**-35.5**	**-20.9**	**n.m.**

Consolidated Income Statement (% of Net Gaming Revenue)

	Quarter			YTD			LTM		
	Q2-21	Q2-22	Chg. (p.p.)	Q2-21	Q2-22	Chg. (p.p.)	Q2-21	Q2-22	Chg. (p.p.)
Net Gaming Revenue	**100.0%**	**100.0%**	**0.0**	**100.0%**	**100.0%**	**0.0**	**100.0%**	**100.0%**	**0.0**
Marketing[2]	-68.5%	-66.2%	2.3	-67.1%	-75.7%	-8.7	-60.0%	-70.5%	-10.6
Platform & Content[3]	-31.9%	-31.6%	0.3	-32.0%	-32.6%	-0.6	-29.7%	-33.6%	-3.9
Gaming Taxes	-15.5%	-16.6%	-1.1	-15.7%	-16.1%	-0.4	-15.6%	-15.9%	-0.4
Personnel	-9.1%	-9.8%	-0.7	-9.2%	-10.1%	-1.0	-8.6%	-10.2%	-1.6
Other	-3.2%	-9.7%	-6.5	-4.0%	-7.7%	-3.8	-3.8%	-6.4%	-2.6
Adj. EBITDA[4]	**-28.3%**	**-34.0%**	**-5.8**	**-27.9%**	**-42.3%**	**-14.4**	**-17.7%**	**-36.7%**	**-19.0**

1. Figures across all periods exclude .com business (Greenplay), which was sold on December 31, 2021.
2. Includes all direct marketing, indirect marketing and affiliate fees (see page 26 for definitions of these items). Figures for 2022 include a reclassification of certain Marketing expenses previously included in Other.
3. Includes payment service provider fees and sports streaming / data feeds.
4. Q2-2022 figures exclude the €0.7 mm cash impact from the cyber-related fraud incident and the €1.0 mm non-cash provision related to the long term incentive plan for employees. Q2-22 LTM figures also exclude €45.4 mm of non-recurring expenses incurred in Q4-2021 (€35.8 mm impact from IFRS 2 and €9.6 mm of business combination transaction expenses).

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2. Consolidated Financial and Operating Metrics (1) 11 Financial Results (Unaudited) 1. Figures across all periods exclude .com business ( Greenplay ), which was sold on December 31, 2021 . 2. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from prior pe riod reports which only included real money sports betting actives. Net Gaming Revenue FTDs Cost per Acquisition (CPA) Avg. Monthly Actives (2) 16.3 13.9 18.9 22.3 20.5 20.7 19.8 22.2 25.5 29.2 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 EUR mm 34,538 30,510 41,952 43,450 52,888 57,588 53,094 64,359 78,024 84,868 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 # 62,814 42,599 67,830 79,082 82,697 81,435 78,017 92,233 101,823 104,651 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 # 41% 15% 29% 3% 47% 9% - 7% - 27% Significant acceleration in NGR growth in the quarter and improved trends in customer acquisition volumes and costs 179 101 150 194 172 159 155 154 204 148 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 EUR

11.2 10.3 12.3 14.4 13.0 12.6 11.6 12.6 13.2 14.1 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 EUR mm 37,052 22,295 34,037 42,176 42,791 38,211 33,917 38,186 39,287 36,765 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 # 2. Spain Financial and Operating Metrics 12 Financial Results (Unaudited) Net Gaming Revenue (Quarterly) Avg. Monthly Actives (2) (Quarterly) 12% 7% 12% Net Gaming Revenue growth in Q2 2022 versus the prior year period despite marketing restrictions (1) Net Gaming Revenue ( LTM) 52.4 51.4 Q2 2021 Q2 2022 EUR mm - 2% - 4% - 6% 39,304 37,039 Q2 2021 Q2 2022 # Avg. Monthly Actives (1) (LTM) - 6% Marketing Restrictions Marketing Restrictions 1. Q2 - 2021 and LTM through Q2 - 2021 partially impacted by marketing restrictions which came into effect throughout May 2021. 2. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from prior pe riod reports which only included real money sports betting actives.

2. Mexico Financial and Operating Metrics 13 Financial Results (Unaudited) 4.5 3.1 5.6 7.0 6.4 6.4 7.1 7.9 10.0 11.9 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 EUR mm 16,664 13,409 23,102 25,325 25,304 22,259 23,153 26,281 33,382 32,253 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 # Strong Net Gaming Revenue growth in Q2 2022 on the back of both higher Avg. Monthly Actives and higher spend per active Net Gaming Revenue (Quarterly) Avg. Monthly Actives (1) (Quarterly) Net Gaming Revenue ( LTM) Avg. Monthly Actives (1) (LTM) 85% 19% 45% - 3% 25.5 36.9 Q2 2021 Q2 2022 EUR mm 23,998 28,768 Q2 2021 Q2 2022 # 45% 20% Platform Migration 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from prior pe riod reports which only included real money sports betting actives.

3.8 6.0 Q2 2021 Q2 2022 EUR mm 2. Colombia Financial and Operating Metrics 14 Financial Results (Unaudited) 0.5 0.5 0.8 0.7 0.8 1.4 0.9 1.5 1.5 2.2 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 EUR mm 8,726 6,845 10,567 11,160 14,128 20,279 20,043 25,977 24,030 27,967 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 # Significant increase in Net Gaming Revenue (57%) and Avg. Monthly Actives (38%) in Q2 2022. Net Gaming Revenue (Quarterly) Avg. Monthly Actives (1) (Quarterly) Net Gaming Revenue ( LTM) Avg. Monthly Actives (1) (LTM) 57% 46% 38% 16% 80% 75% 14,034 24,504 Q2 2021 Q2 2022 # 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from prior pe riod reports which only included real money sports betting actives.

Financial Results (Unaudited)

2. Consolidated Balance Sheet, NWC and Cash (Jun 30, 2022)

Approximately €85 mm in total cash. Negative NWC position of €25.8 mm driven by €26.7 mm in Accounts Payable, Net

Balance Sheet

Figures in EUR mm

Assets	
Cash & Equivalents	84.6
Financial Assets[1]	4.9
Accounts Receivable & Other	3.7
Current Assets	**93.2**
Intangible Assets & Other[2]	0.6
Total Assets	**93.7**
Liabilities & Owners' Equity	
Customer Balances	6.4
Accounts Payable	30.4
Taxes Payable	1.2
Accrued Wages	1.0
Public Warrant Liability	1.9
Deferred Tax Liability[3]	1.0
Total Liabilities	**42.1**
Owners Equity	51.7
Total Liabilities & O. Equity	**93.7**

Net Working Capital (NWC)

Figures in EUR mm

Working Capital - Assets	13.4
Working Capital - Liabilities	39.1
Net Working Capital	**-25.8**
% June 2022 LTM NGR[4]	*-27%*
Working Capital - Assets	
Restricted Cash[5]	4.8
Financial Assets	4.9
Accounts Receivable & Other	3.7
Total	**13.4**
Working Capital - Liabilities	
Customer Balances	6.4
Accounts Payable	30.4
Taxes Payable	1.2
Accrued Wages	1.0
Total	**39.1**

Accounts Payable, Net

Figures in EUR mm

		(-)	A/P, net		
	A/P	A/R	Actual	Adj.	PF
3rd Party	15.9	0.1	16.0	0.0	16.0
Codere Group	14.5	-3.8	10.7	-3.4	7.3
Total	**30.4**	**-3.7**	**26.7**	**-3.4**	**23.3**
				Q3E Catch-Up	
Codere Group					
Services Provided[6]	6.9	0.0	6.9	-1.9	5.0
Legal Reorganization[7]	3.7	-0.2	3.5	-1.5	2.0
Sub-Total	**10.6**	**-0.2**	**10.4**	**-3.4**	**7.0**
Retail Transactions[8]	3.9	-3.7	0.2	0.0	0.2
Total	**14.5**	**-3.8**	**10.7**	**-3.4**	**7.3**

Cash & Equivalents

Figures in EUR mm, except where otherwise indicated

		USD mm
Available	79.8	82.9
Restricted	4.8	4.9
Total	**84.6**	**87.8**

		% Total
Europe/Israel	75.9	90%
Latam	8.6	10%
Total	**84.6**	**100.0%**

1. Figure includes cash in transit (i.e. pending settlement with payment service providers) and other restricted cash (e.g. cash collateralizing bank guarantees).
2. Other includes the €0.3 mm deferred tax asset due to the book expense from the long term incentive plan for employees.
3. Figure reflects Codere Online Luxembourg S.A. deferred tax liability due to the book income from exchange rate variations.
4. Figure based on June 2022 LTM (Last Twelve Month) Net Gaming Revenue excluding our .com (Greenplay) business which was sold on December 31, 2021.
5. Figure reflects restricted customer balances as required by applicable local regulation in certain jurisdictions.
6. Figures reflects amounts due to Codere Group pursuant to platform, technology, affiliate and shared services provided by Codere Group to Codere Online.
7. Figures reflect amounts due to/from Codere Group related to on-going segregation of certain Latin American businesses pursuant to the Business Combination.
8. Figure reflects online customer deposit and withdrawal activity (as applicable) in Codere Group retail venues pursuant to the omnichannel strategy.

15

Financial Results (Unaudited)

3. Consolidated Cash Flow Statement

June 2022 YTD Cash Flow Statement

Figures in EUR mm

	Jun-22 YTD
Net Income[1]	**-16.8**
Plus: Provision for CIT	1.7
Less: CIT Paid	-0.2
Less: FX Impact on Cash[2]	-6.3
Plus: D&A	0.3
Plus: Non-Cash Expenses/(Income)[3]	-2.6
Plus: Decr./(Incr.) in NWC	6.4
Cash Flow from Operations	**-17.4**
Capital Expenditures	-0.1
Other	0.0
Cash Flow from Investing	**-0.1**
Other	0.0
Cash Flow from Financing	**0.0**
Period Cash Flow	**-17.5**
Available Cash	
Beginning of Period	90.9
Period Cash Flow	-17.5
Plus: FX Impact on Cash[2]	6.3
End of Period	**79.8**

Change in NWC – June 2022 YTD Cash Impact

Figures in EUR mm

	Dec 2021				
	As Reported	Adjustments[4]	Actual	Jun 2022	Chg.
Working Capital - Assets	11.7	-1.0	10.7	13.4	-2.7
Working Capital - Liabilities	27.5	1.8	29.3	39.1	9.8
Net Working Capital (BS)	**-15.8**	**-2.8**	**-18.7**	**-25.8**	**7.1**
FX Impact					-0.7
Net Working Capital (CFS)					**6.4**
Working Capital - Assets					
Restricted Cash	4.0	-0.7	3.2	4.8	-1.5
Financial Assets	4.1	-0.2	3.9	4.9	-0.9
Accounts Receivable & Other	3.6	-0.1	3.5	3.7	-0.2
Total	**11.7**	**-1.0**	**10.7**	**13.4**	**-2.7**
Working Capital - Liabilities					
Customer Balances	5.1	0.0	5.2	6.4	1.3
Accounts Payable	19.3	2.4	21.7	30.4	8.8
Taxes Payable	1.3	-0.1	1.2	1.2	-0.0
Accrued Wages & Other	1.8	-0.5	1.3	1.0	-0.3
Total	**27.5**	**1.8**	**29.3**	**39.1**	**9.8**

1. Net Income includes a €0.7 mm cyber-related fraud incident cash expense and a €1.0 mm non-cash provision related to the long term incentive plan for employees.
2. Figure reflects the period exchange rate impact on cash balances which is included in Net Income and which in prior period reports was reported under cash flow from financing.
3. Includes a €3.6 mm gain on variation in fair value of public warrants and a €1.0 mm non-cash expense related to the long term share based incentive plan for employees.
4. Figures primarily reflect working capital position of our online business in Argentina, which (at the time of publication of our Q4 2021 earnings results) was not yet included in Codere Online's consolidation perimeter as well as other adjustments resulting from the full year 2021 audit which (at the time of publication of our Q4 2021 earnings results) was still ongoing.

16

Questions & Answers

Corporate presentation Table of Contents 18 1. Corporate Overview Page 6 2. Financial Results (Unaudited) Page 9 3. Appendix Page 19

Appendix

3. Consolidated Net Gaming Revenue and Adj. EBITDA(1)

Net Gaming Revenue

Figures in EUR mm

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22
Spain	11.2	10.3	12.3	14.4	48.3	13.0	12.6	11.6	12.6	49.8	13.2	14.1
Mexico	4.5	3.1	5.6	7.0	20.2	6.4	6.4	7.1	7.9	27.9	10.0	11.9
Colombia	0.5	0.5	0.8	0.7	2.5	0.8	1.4	0.9	1.5	4.6	1.5	2.2
Other(2)	0.1	0.0	0.0	0.1	0.2	0.2	0.3	0.3	0.3	1.0	0.8	1.0
Total	**16.3**	**13.9**	**18.9**	**22.3**	**71.3**	**20.5**	**20.7**	**19.8**	**22.2**	**83.2**	**25.5**	**29.2**

Adj. EBITDA

Figures in EUR mm

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22
Spain	0.7	3.8	2.3	2.9	9.6	0.2	0.5	2.8	3.1	6.6	2.5	3.6
Mexico	-1.1	-1.0	-0.8	-1.6	-4.5	-1.8	-2.2	-3.5	-3.9	-11.4	-7.7	-4.1
Colombia	-0.3	-0.1	-0.3	-0.4	-1.1	-0.7	-0.8	-1.0	-1.2	-3.8	-1.7	-1.8
Other(2)	0.1	-0.1	0.0	0.0	0.0	0.0	0.0	-0.5	-1.1	-1.6	-1.2	-1.9
B2C EBITDA	**-0.6**	**2.6**	**1.1**	**0.9**	**4.0**	**-2.3**	**-2.6**	**-2.2**	**-3.1**	**-10.2**	**-8.1**	**-4.2**
Undistributed B2B / HQ Opex(3)	-2.5	-2.0	-2.4	-2.7	-9.6	-3.3	-3.3	-3.6	-3.5	-13.6	-5.1	-5.7
Adj. EBITDA(4)	**-3.1**	**0.5**	**-1.3**	**-1.7**	**-5.6**	**-5.6**	**-5.8**	**-5.8**	**-6.5**	**-23.8**	**-13.2**	**-9.9**

1. Net Gaming Revenue, EBITDA and Adj. EBITDA figures across all periods exclude .com business (Greenplay), which was sold on December 31, 2021. Net Gaming Revenue, EBITDA and Adj. EBITDA are non-GAAP measures -- see page 25 for a reconciliation of these and other non-GAAP measures to their most directly comparable GAAP measure.
2. Includes Panama, City of Buenos Aires (Argentina) and Italy.
3. Reflects personnel, headquarter and other expenses that have not been allocated to the individual B2C business units.
4. 2021 figures exclude €45.4 mm of non-recurring expenses (€35.8 mm impact from IFRS 2 and €9.6 mm of business combination transaction expenses). The Q3 and Q4 2021 figures also exclude the €4.5 mm provision (in Q3) and reversal (in Q4) of business combination transaction expenses. Q2-2022 figures exclude the €0.7 mm cash impact from the cyber-related fraud incident and the €1.0 mm non-cash provision related to the long term incentive plan for employees.

19

Appendix

3. Consolidated Income Statement[1]

Consolidated Income Statement

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22
Net Gaming Revenue	**16.3**	**13.9**	**18.9**	**22.3**	**71.3**	**20.5**	**20.7**	**19.8**	**22.2**	**83.2**	**25.5**	**29.2**
Marketing[2]	-9.6	-5.8	-9.7	-12.0	-37.1	-13.4	-14.2	-12.0	-14.8	-54.4	-22.1	-19.3
Platform & Content[3]	-5.0	-3.7	-5.4	-5.9	-19.9	-6.6	-6.6	-7.4	-7.2	-27.8	-8.6	-9.2
Gaming Taxes	-2.5	-2.0	-2.8	-3.5	-10.9	-3.3	-3.2	-3.2	-3.4	-13.1	-3.9	-4.8
Personnel	-1.7	-1.6	-1.6	-1.7	-6.6	-1.9	-1.9	-2.0	-2.4	-8.1	-2.7	-2.9
Other	-0.6	-0.3	-0.6	-0.9	-2.4	-1.0	-0.7	-0.9	-1.0	-3.6	-1.4	-2.8
Adj. EBITDA[4]	**-3.1**	**0.5**	**-1.3**	**-1.7**	**-5.6**	**-5.6**	**-5.8**	**-5.8**	**-6.5**	**-23.8**	**-13.2**	**-9.9**

Consolidated Income Statement (% of Net Gaming Revenue)

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22
Net Gaming Revenue	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Marketing[2]	-59.0%	-41.6%	-51.6%	-54.0%	-52.1%	-65.6%	-68.5%	-60.7%	-66.6%	-65.4%	-86.5%	-66.2%
Platform & Content[3]	-30.5%	-26.7%	-28.4%	-26.4%	-27.9%	-32.1%	-31.9%	-37.4%	-32.5%	-33.4%	-33.8%	-31.6%
Gaming Taxes	-15.3%	-14.7%	-15.0%	-15.8%	-15.3%	-15.9%	-15.5%	-16.4%	-15.2%	-15.7%	-15.4%	-16.6%
Personnel	-10.3%	-11.3%	-8.7%	-7.5%	-9.2%	-9.2%	-9.1%	-10.1%	-10.6%	-9.8%	-10.5%	-9.8%
Other	-3.8%	-2.1%	-3.3%	-4.0%	-3.4%	-4.7%	-3.2%	-4.7%	-4.5%	-4.3%	-5.5%	-9.7%
Adj. EBITDA[4]	**-18.8%**	**3.6%**	**-7.0%**	**-7.8%**	**-7.9%**	**-27.5%**	**-28.3%**	**-29.3%**	**-29.4%**	**-28.6%**	**-51.8%**	**-34.0%**

1. Figures across all periods exclude .com business (Greenplay), which was sold on December 31, 2021.
2. Includes all direct marketing, indirect marketing and affiliate fees (see page 26 for definitions of these items).
3. Includes payment service provider fees and sports streaming / data feeds.
4. 2021 figures exclude €45.4 mm of non-recurring expenses (€35.8 mm impact from IFRS 2 and €9.6 mm of business combination transaction expenses). The Q3 and Q4 2021 figures also exclude the €4.5 mm provision (in Q3) and reversal (in Q4) of business combination transaction expenses. Q2-2022 figures exclude the €0.7 mm cash impact from the cyber-related fraud incident and the €1.0 mm non-cash provision related to the long term incentive plan for employees.

20

Appendix

3. Regulatory Overview

	Regulator	Regulation / Launch Date[1]	# Licensed Operators[2]	Codere Online Launch Date	Codere Online License Expiry	Retail Requirements[3]	Effective Gaming Tax (% NGR 2021)
Latin America							
Mexico	Secretaria de Gobernacion (SEGOB)	2014 / 2016	15+	2016	May 2027 (LIFO License)	Yes	22%
Colombia	Coljuegos	2016 / 2017	17	2018	November 2022[4]	No	19%
City of BA	Loteria de Buenos Aires (LOTBA)	2018 / 2021	5+	2021	December 2026	No	15.9% (Statutory)
Province of BA	Instituto Provincial de Loteria y Casinos (IPLYC)	2018 / 2022	7	N.A.	N.A.	No[5]	23.5% (Statutory)
Province of Córdoba	Lotería de Córdoba	2022 / 2023	10	N.A.	N.A.	No	20.8%
Panama	Junta de Control de Juego (JCJ)	Sports: 2002 / 2016 Casino: 2020 / 2020	3+	2017 (Sports Betting)	December 2041	No	16%
Europe							
Spain	Dirección General de Ordenación del Juego (DGOJ)	2012 / 2012	78	2012	May 2032 (Extended in May 2022)	No	12%
Italy	Agenzia delle Dogane e dei Monopoli (ADM)	Sports: 2006 / 2007 Casino: 2011 / 2011	83	2019	December 2022	No	37%

(1) Regulation for online sports betting and casino unless indicated otherwise.
(2) As per the latest available public information and / or Codere Online estimates.
(3) Retail license or operation required to operate online.
(4) Codere Online is already in the process of applying for a renewal of the license.
(5) Partnership with a local operator required for international operators.

21

3. Market Overview - Online B2C ( LatAm ) 22 Appendix (1) Figures reflect onshore (excl. lotteries) G GR as per H2GC. (2) Figures reflect estimated market size based on linear interpolation for all countries except for Mexico, Colombia, Panama and Rest of LatAm which are as per H2GC. (3) Figures reflect Codere Online estimates for all countries except Mexico, Colombia, Panama and Rest of Latam which reflect 2027 estimates per H2GC 2026 projections as of April 2022. Codere Online’s Core Markets (Mexico, Colombia, Argentina and Panama) today represent over 80% of the LatAm market but will only represent approximately 55% by 2024 and 45% of the overall TAM (2027), with the expected regulation of gaming in Brazil, which alone is expected to represent mor e t han one - third of the TAM in LatAm . 4Y CAGR Country TAM (€mm) (3) % Total % Total % Total 2021E (€mm) (1) 2024E (€mm) (2) Brazil Mexico Colombia Argentina Chile Peru Puerto Rico Panama Uruguay NM 1,582 1% 35% 29% 6 791 17% 1,002 49% 22% 26% 447 710 20% 601 29% 13% 17% 266 463 NM 422 3% 9% 8% 24 211 NM 288 1% 6% 5% 7 144 NM 189 0% 4% 3% 0 94 NM 115 1% 3% 2% 6 57 55% 109 2% 2% 2% 22 83 NM 53 0% 1% 1% 0 26 45% Total 4,554 100% 100% 100% 904 2,749 Rest of LatAm 10% 194 14% 4% 6% 126 94

63 71 83.2 ~ 155 ~ 200 110 - 120 2019 2020 2021 2022E 2023E 2024E EUR mm 3. 3 Year Net Gaming Revenue (NGR) Over the 2022 - 2024 period, we are targeting average annual Net Gaming Revenue growth (Core Market only) in excess of 30% and to be EBITDA and cash flow positive by 2024. 23 Appendix Outlook Historicals (1) 1. Figures exclude our .com business ( Greenplay ) sold on December 31, 2021. 2. Figure reflects growth rate assuming €115 mm (midpoint of the € 110 - 120 mm) of net gaming revenue in 2022. 3Y CAGR: 34% 2Y CAGR: 36% 38% (2)

Appendix

3. Business Combination Overview

Key Transaction Terms

- On November 30, 2021, Codere Online completed its business combination with DD3 Acquisition Corp. II.
- $49 mm of SPAC cash in trust[1] plus a PIPE investment of $67 mm provided by Baron Funds, MG Capital, LarrainVial and DD3 Capital Partners.
- Existing Codere Online management continues to operate the business and Codere Group maintains majority ownership post-business combination.
- Proceeds being used primarily to fund marketing expenditures.

Sources and Uses ($ mm)

Sources		Uses	
SPAC Cash in Trust[1]	49	Cash to Balance Sheet	103
Sellers' Rollover Equity	300	Sellers' Rollover Equity	300
PIPE	67	Transaction Fees	13
Total	**416**	**Total**	**416**

Valuation ($ mm)

Price Per Share (as at August 31, 2022) ($)	2.68
(x) Shares Outstanding (mm)	45.1
Equity Value	**121**
(+) Debt[2]	-
(-) Available Cash[2]	(82.9)
Terminal Enterprise Value (TEV)	**38**
LTM Net Gaming Revenue[3]	109.0
TEV / LTM Net Gaming Revenue	**0.3x**

Ownership[4]

	Shares (mm)
Codere Group	30.0
Public Shares	4.9
PIPE Shares	6.7
Founder Shares	3.5
Total	**45.1**



7.7%
14.9%
10.9%
66.5%

1. Figure reflects gross proceeds from 4,915,956 IPO shares not redeemed.
2. Figure as at June 30, 2022 and calculated at an exchange rate of 1.0387 USD/EUR.
3. Figure excludes revenues from our .com business (Greenplay) which was sold on December 31, 2021, and calculated at an average exchange rate for Q2 2022 LTM of 1.1277 USD/EUR.
4. Does not reflect beneficial ownership.

24

Appendix

3. Net Gaming Revenue and Adj. EBITDA Reconciliation

GAAP	2020	2021	Q1-22	Q2-22	H1-22
Accounting Revenue[1]	**70.5**	**80.3**	**23.9**	**27.4**	**51.3**
(-) Greenplay[2]	-1.2	-0.4	0.0	0.0	0.0
(+) Accounting Adjustments[3]	2.0	3.3	1.6	1.8	3.4
Net Gaming Revenue	**71.3**	**83.2**	**25.5**	**29.2**	**54.6**
Net Income (Loss)	**-16.3**	**-68.0**	**-10.1**	**-6.7**	**-16.8**
(+/-) Provision for Corporate Income Tax	1.5	1.0	0.5	1.2	1.7
(+/-) Interest Expense / (Income)[4]	0.5	-4.0	-1.6	-5.0	-6.6
(+/-) Var. In Fair Value of Public Warrants[5]	0.0	0.0	-2.3	-1.3	-3.6
(+) D&A	0.9	0.7	0.2	0.1	0.3
EBITDA	**-13.4**	**-70.3**	**-13.3**	**-11.7**	**-25.0**
(+) Employee LTIP Expense	0.0	0.0	0.0	1.0	1.0
(+/-) Other Accounting Adjustments[6]	7.8	1.1	0.1	0.1	0.2
Adj. EBITDA (Pre Non-Recurring Items)	**-5.6**	**-69.2**	**-13.2**	**-10.6**	**-23.8**
(+) Business Combination Transaction Expenses[7]	0.0	9.6	0.0	0.0	0.0
(+) IFRS 2 Impact[8]	0.0	35.8	0.0	0.0	0.0
(+) Cyber-related Fraud Incident	0.0	0.0	0.0	0.7	0.7
Adj. EBITDA	**-5.6**	**-23.8**	**-13.2**	**-9.9**	**-23.1**

1. 2021 figure differs from that included in our Q4 2021 earnings presentation where we excluded Greenplay's Accounting Revenue (see footnote 2).
2. Reflects Accounting Revenue from our former .com business, which we sold on December 31, 2021 and have excluded for comparability purposes. 2020 and 2021 figures differ from those included in our Q4 2021 earnings presentation as those reflected Greenplay's Net Gaming Revenue.
3. Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and VAT impact from entry fees in Mexico.
4. Figures include losses / (gains) from exchange rate variations.
5. 2021 figure differs from our Annual Report on form 20-F where variations in fair value of public warrants were included in EBITDA while in our management reporting they are included as interest income (i.e. no impact on EBITDA).
6. Figures primarily reflect costs related to a legacy affiliate program in Mexico, post-closing adjustments to financial accounts to reflect commercially agreed platform and technology services fees, and actual costs of doing business (i.e. invoicing between Codere Group companies and Codere Online companies).
7. Reflects Codere Online fees and related expenses in connection with the merger with DD3 Acquisition Corp. II. 2021 figure differs from that included in our Q4 2021 earnings presentation as a portion of the business combination transaction costs that were supported by Codere Online's majority owner (Codere NewCo, S.A.) was ultimately accounted for as a capital increase thereby increasing the expense related to transaction costs (i.e. impact to income statement) in the applicable accounting period.
8. Reflects non-cash impact from the application of IFRS 2 (the difference in the fair value of shares and warrants issued to holders of DD3 Acquisition Corp. II Common Stock in excess of its net assets).

25

3. Defined Terms 26 Appendix Avg. Monthly Actives : Average number of sports betting and casino customers who placed a real money bet (i.e. excludes free bets) in a given month . Avg. Monthly Spend per Active: Avg. Monthly Net Gaming Revenue (NGR) during a given period divided by Avg. Monthly Actives during the period. Conversion Rate: Number of FTDs in a given period divided by the number of new registrations during the period. Cost Per Acquisition (CPA): Direct Marketing Spend during a given period divided by number of FTDs acquired during the period. Core Markets: Markets in which Codere Online is currently operating (Mexico, Colombia, Panama, City of Buenos Aires, Spain and Italy). Direct Marketing Spend means the sum of all ATL Marketing Spend, BTL Marketing Spend and Omni - Channel Marketing Spend: • Above - the - Line (ATL) Marketing Spend means the sum of all discretionary investment in i ) traditional media channels (TV, radio, etc.) in an effort to reach a broader audience but with low frequency and ii) digital media channels (direct deals, programmatic advertising, influencers) to reach a narrower audience but with hi gh frequency; priority is building brand awareness (which benefits medium/long - term acquisition, retention and player value) versus immediate acquisition. • Below - the - Line (BTL) Marketing Spend means the sum of all discretionary investment in i ) search engine management (i.e. paid search), ii) social media (Facebook, Instagram, Twitter, etc.) and iii) other targeted digital acquisition media; priority is more immediate acquisition than building brand awareness. • Omni - Channel Marketing Spend means the sum of all discretionary investment in advertising, campaigns and promotions taking place in Codere controlled reta il venues in furtherance of converting Codere retail customers into online customers (i.e. the omnichannel strategy). Expansion Markets: Currently unregulated markets in which Codere Online does not yet have an existing presence (Brazil, Chile, Peru, Puerto Rico , Uruguay, and Argentina excluding City of Buenos Aires). First Time Deposits (FTD): New players who make a deposit for the first time during a given period. Gross Gaming Revenue (GGR): Gross value of wagers less player winnings. Lifetime Value (LTV): The average amount of NGR generated per FTD (based on all FTDs acquired in a given period) in the first 5 years following acq uis ition. Net Gaming Revenue (NGR): GGR less impact from player bonuses / promotional bets. Omnichannel Players: Existing Codere Group registered retail customers who are then converted to online. Pure Online Players: Codere Online customers who were not previously registered through a Codere Group retail location.

For additional information, please contact: Codere Online Investor Relations codereonline.com ir@codereonline.com